NO ACT
P.E 3-19-02
1-04753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2002

Act 1934
Section 14A-8
Rule
Public Availability 3/25/2002

Geoffrey T. Williams, Jr.
LeBoeuf, Lamb, Greene & MacRae L.L.P.
125 West 55th Street
New York, NY 10019-5389

Re: Puerto Rican Cement Company, Inc.
Incoming letter dated March 19, 2002

Dear Mr. Williams:

This is in response to your letters dated March 19, 2002 and March 20, 2002 concerning the shareholder proposals submitted to Puerto Rican Cement by Herman Ferré Roig and Brim Incorporado. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 2 2 2002
P
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Herman Ferré Roig
Presidente
Brim Incorporado
Edificio Hato Rey Tower
Avenida Munoz Rivera #268
Oficina 1906
Hoto Rey, P.R. 00919-0829

081076

LEBOEUF, LAMB, GREENE & MACRAE
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

WRITER'S DIRECT DIAL:
212-424-8203

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

March 19, 2002

RECEIVED
02 MAR 21 AM 8:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals Submitted to Puerto Rican Cement Company, Inc. by Herman Ferré Roig and Brim Incorporado

Dear Sir or Madam:

On behalf of our client, Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934. Although we recognize that the timing of this request does not meet the timetable specified in Rule 14a-8(j), the Company believes that there are circumstances, described below, that justify consideration of this request by the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") at this time. Joseph L. Seiler III, a member of this firm, also discussed these circumstances by telephone with Mr. Keir Gumbs of the Commission's Staff who stated that this request could be submitted despite the timing. On December 14, 2001 under separate cover, the Company received the following two stockholder proposals (collectively, the "Proposals") for inclusion in the Company's definitive proxy statement (the "Proxy Statement") for the Company's 2002 annual meeting of stockholders from two affiliated proponents.

The Proposals[1] are set forth below:

1. "So that the proponent [Mr. Herman Ferré Roig] or his representatives may be authorized to examine the company's books for legal expenses incurred by the company since 1988,[2] and more specifically legal expenses incurred by Puerto Rican Cement Company, Inc., in the case filed by Puerto Rican Cement Company, Inc. and the newspaper El Día, Inc. against Puerto Rican governmental agencies for civil rights violations, and to examine all supporting documents and invoices for said expenses."

2. "That a detailed report of legal expenses incurred by the corporation over the past four (4) years be given to shareholders at the annual shareholders' meeting for 2002, including supporting invoices and documentation for such legal expenses, and that a copy of said report, and the accompanying documents would be provided to any interested shareholder or his/her/its representative."

The Facts

The first Proposal set forth above was submitted to the Company by Herman Ferré Roig in his capacity as an individual stockholder of the Company (the "Roig Proposal"). The second Proposal set forth above was also submitted to the Company by Mr. Ferré Roig, but in his capacity as President of Brim Incorporado (the "Brim Proposal"). Neither Proposal contained a supporting statement. The two letters containing the Proposals were both dated December 13, 2001, contain the same return address and contain the same contact phone number. The Proposals were received by an officer of the Company and referred to a person to whom Mr. Ferré Roig had been directed to communicate with about access to substantially the same information (described in more detail below) sought by the Proposals. Unfortunately, neither person was familiar with the requirements of the U.S. securities laws. In addition, this is the first time that the Company has received a stockholder proposal for inclusion in one of its proxy statement in at least 10 years.

Pursuant to a letter dated May 7, 2001, Mr. Ferré Roig as President of Brim Incorporado made a request to inspect substantially the same books and records that he seeks to inspect pursuant to the Roig Proposal (the "May 2001 Request"). Section 2910 of the General Corporation Law of Puerto Rico governs inspection requests by stockholders of Puerto Rican corporations. In the May 2001 Request, however, Mr. Ferré Roig failed to state to the Company that Brim Incorporado had a proper purpose entitling it to inspect the books and records of the Company. Therefore, the Company denied the May 2001 Request. Thereafter, on June 12,

[1] Each proposal was submitted to the Company in Spanish and has been translated into English with the assistance of an independent translation service.
[2] The Company believes that the date "1988" is a typographical error since the case cited in the Proposal was not filed until December 1997. Based on other communications from Mr. Ferré Roig, the Company believes he meant to use 1998 in the Proposal rather than 1988.

2001, Mr. Ferré Roig, as President of Brim Incorporado, resubmitted the May 2001 Request. Again the Company denied the May 2001 Request because no proper purpose for such inspection was stated.

By a letter dated January 22, 2002, Mr. Ferré Roig as President of Brim Incorporado resubmitted the May 2001 Request (the "January 2002 Request"). In the January 22, 2002 Request, Brim Incorporado set forth a proper purpose entitling it to inspect the books and records of the Company relating to the legal expenses of the Company for the years 1998 through 2000. Thereafter, in March 2002, the Company provided representatives of Mr. Ferré Roig and Brim Incorporado with the requested information. Specifically, the Company provided a detailed summary of legal expenses incurred by the Company in connection with the case El Día, Inc., Puerto Rican Cement Company, Inc., et. al. v. Governor Pedro Roselló, et. al. for the years 1998 through 2000, which summary was prepared by the Company's independent auditors PricewaterhouseCoopers (the "PWC Report"). The Company also provided representatives of Mr. Ferré Roig/Brim Incorporado with the opportunity to examine copies of all of the invoices and checks relating to such legal expenses (the "Supporting Invoices").

On behalf of the Company, for the reasons discussed herein, we request confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits both Proposals from the Proxy Statement.

Accordingly, pursuant to Rule 14a-8(j), we enclose the following:

1. The original and five copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposals; and

2. Six copies of the letters containing the Proposals.

The Roig Proposal

The Company opposes the Roig Proposal because pursuant to Rule 14a-8(i)(10), the Company has substantially implemented the Roig Proposal in as much as it has already provided Mr. Ferré Roig with the information sought.

Subject to certain procedural requirements, Section 2910 of the General Corporation Law of Puerto Rico law provides that stockholders of a corporation have the right to inspect for any proper purpose the books and records of that corporation. Although the two prior requests did not state a proper purpose, the January 2002 Request of Brim Incorporado stated a proper request to inspect the books and records of the Company as required by Section 2910 of the Corporation Law of Puerto Rico. As stated above, in March 2002, the Company provided representatives of Mr. Ferré Roig/Brim Incorporado with substantially the same information sought by the Roig Proposal. Specifically, the Company provided Mr. Ferré Roig/Brim

Incorporado with the PWC Report. The Company also provided the representatives of Mr. Ferré Roig/Brim Incorporado with the opportunity to examine copies of the Supporting Invoices. Therefore, the Company has already substantially complied with the Roig Proposal and the Company should be permitted to exclude the Roig Proposal from the Proxy Statement.

The Brim Proposal

The Company shall provide in writing the report of legal expenses, including the supporting invoices and documentation, sought by the Brim Proposal (the "Brim Report"), in the manner set forth below. The Company shall include in the Proxy Statement a brief statement informing stockholders that Brim Incorporado submitted the Brim Proposal and that in response the Company shall make available the Brim Report for inspection by interested stockholders at the 2002 annual meeting. At the beginning of the 2002 annual meeting of stockholders of the Company, the Company shall make an announcement that the Brim Report is available for inspection by interested stockholders. During the Company's annual meeting and immediately following the meeting, the Company shall make available, in a separate room, the Brim Report for inspection by any interested stockholder of the Company. Copies of the Brim Report shall not be provided to stockholders. Pursuant to Rule 14a-8(a)(i)(10) and since the Company is committed to substantially implementing the Brim Proposal, the Company should be permitted to exclude the Brim Proposal from the Proxy Statement.

By copy of this letter, the Company is also concurrently notifying Mr. Ferré Roig of the Company's desire to omit the Proposals from the Proxy Statement.

We reserve the right to withdraw this letter at any time before the Commission takes any formal action with respect to the relief requested herein.

Please contact me with any questions you have regarding this matter.

Very truly yours,

Geoffrey T. Williams, Jr.

Enclosures

cc: Herman Ferré Roig
Brim Incorporado
Miguel Nazario

Herman Ferré Roig
Edificio Hato Rey Tower
Avenida Munoz Rivera #268
Oficina 1906
Hato Rey, P.R. 00919-0829

Tel. (787)764-8600

P.O. Box 190829
San Juan, P.R. 00919-0829

13 de diciembre de 2001

Sr. Miguel A. Nazario
Presidente Junta de Directores & CEO
Puerto Rican Cement Co., Inc.
PO Box 364487
San Juan, P.R. 00936-4487

Estimado Sr. Presidente:

De conformidad con lo dispuesto en el "Proxy Statement" de la Puerto Rican Cement Co., Inc., fechado 2 de mayo de 2001, a la página 20, bajo el título "Date of Receipt of Stockholders Proposals" sometemos la siguiente propuesta para que se presente como moción y se lleve a votación en la próxma reunión anual de accionistas:

> Para que se autorice al suscribiente o sus representantes a examinar en los libros de la corporación los gastos legales incurridos por la corporación desde 1988 y más específicamente los gastos legales incurridos por Puerto Rican Cement Co., Inc. en el caso radicado por Puerto Rican Cement Co., Inc. y el periódico El Día, Inc. contra agencias del Gobierno de Puerto Rico por violación a derechos civiles y para examinar todos los documentos y facturas que sustentan dichos gastos.

En mi carácter de accionista minoritario de la corporación solicito la inclusión de esta moción en la agenda de la próxima reunión de accionistas.

El fax firmado de esta comunicación constituye el original.

Atentamente,

Herman Ferré Roig

Received Time Feb.28. 3:52PM

PRCC SAN JUAN
OFICINAS EJECUTIVAS
2001 DEC 14 A 10:31

BRIM INCORPORADO
Edificio Hato Rey Tower
Avenida Munoz Rivera #268
Oficina 1906
Hato Rey, P.R. 00919-0829

Tel. (787)764-8600

P.O. Box 190829
San Juan, P.R 00919-0829

13 de diciembre de 2001

Sr. Miguel A. Nazario
Presidente Junta de Directores & CEO
Puerto Rican Cement Co., Inc.
PO Box 364487
San Juan, P.R. 00936-4487

Estimado Sr. Presidente:

De conformidad con lo dispuesto en el "Proxy Statement" de la Puerto Rican Cement Co., Inc., fechado 2 de mayo de 2001, a la página 20, bajo el título "Date of Receipt of Stockholders Proposals" sometemos la siguiente propuesta:

> Para que en la reunión anual de accionistas para el año 2002 se rinda a los señores accionistas un informe detallado de los gastos legales incurridos por la corporación durante los pasados cuatro (4) años acompañando las facturas y documentos que sustentan dichos gastos legales y se provea copia de dicho informe y documentos a cualquier accionista interesado o su representante.

Sin nada más quedo de usted en mi carácter de Presidente de la corporación tenedora de 9.06% de las accciones comunes emitidas y en circulación.

El fax firmado de esta comunicación constituye el original

Atentamente,

BRIM INCORPORADO

Por: F.R.
Herman Ferré Roig
Presidente

Received Time Mar. 6. 10:15AM

LeBoeuf, Lamb, Greene & MacRae
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 West 55th Street
New York, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

WRITER'S DIRECT DIAL:
212-424-8203

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

02 MAR 25 AM 8:49
RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 20, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals Submitted to Puerto Rican Cement Company, Inc. by Herman Ferré Roig and Brim Incorporado

Dear Sir or Madam:

On behalf of our client, Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934. This letter supplements our letter dated March 19, 2002 to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission"). The purpose of this letter is to modify the Company's position with respect to its effort to exclude the stockholder proposal of Brim Incorporado dated December 13, 2001 (the "Brim Proposal") from inclusion in the Company's definitive proxy statement (the "Proxy Statement") for the 2002 annual meeting of stockholders. First, the Company wishes to modify the timing of the actions that the Company previously stated it would take with respect to the Brim Proposal, as a basis for exclusion of the Brim Proposal under Rule 14a-8(i)(10). Second, this letter sets forth an alternative basis for exclusion of the Brim Proposal pursuant to Rule 14a-8(i)(7).

On behalf of the Company, for the additional reasons discussed herein, we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if the Company omits the Brim Proposal from the Proxy Statement. Accordingly, pursuant to Rule 14a-8(j), we enclose the original and five copies of this letter, which includes a further explanation of why the Company believes that it may exclude the Brim Proposal.

Substantially Implemented

In our letter dated March 19, 2001 to the Division of Corporation Finance (the "Division"), we stated that the Company would make available to stockholders the information sought by the Brim Proposal (the "Brim Report") on the date of the 2002 annual meeting of the Company. To the extent that the availability of the exclusion provided by Rule 14a-8(i)(10) is affected, the Company is willing to make the Brim Report available immediately at the Company's headquarters for inspection by any interested stockholder and to include a statement in the Proxy Statement to that effect. The Brim Report would also be available for stockholder inspection at the 2002 annual meeting as described in our letter dated March 19, 2001.

Ordinary Business Operations

Rule 14a-8(i)(7) provides that a company may exclude a stockholder proposal from its proxy materials if the proposal concerns a "matter relating to the company's ordinary business operations." The Brim Proposal is excludable from the Company's Proxy Statement because it concerns a matter of ordinary business operations, the expenditure of funds for legal expenses.

The Division has stated that "management's decisions regarding the manner of disclosing, and means of providing, items of operating costs like advertising and legal expenses" appear to involve matters relating to the conduct of a company's ordinary business operations. *Ashland Oil Company* (November 2, 1990).

The Division has also stated that "supervision of expenditures of corporate funds" appears to deal with a company's ordinary business operations. *Newport Pharmaceuticals International Incorporated* (August 10, 1984). The Division has also stated that "questions with respect to which matters involving the [company's] operations should be investigated and particularly the means used to investigate the [company's] operations appear to involve ordinary business decisions." *The Southern Company* (March 13, 1990).

According to the Division, the "general conduct of a legal compliance program" is directed at matters relating to the conduct of a company's ordinary business. *Humana Inc.* (February 25, 1998); *see also Allstate Corp.* (February 16, 1999). In addition, the Commission has stated that the policy underlying the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Securities Exchange Act Release No. 40,018 (May 21, 1998). The Commission has stated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*

The expenditure of corporate funds for legal expenses and management's decisions regarding the manner of disclosing such expenditures constitute ordinary business functions that are best left to management and the board of directors. Management's ability to allocate corporate funds for the provision of legal or other services is fundamental to its ability to run the Company on a day-to-day basis. Stockholder oversight of ordinary business operations such as management's expenditures of corporate funds for legal expenses is not practical. Because the Brim Proposal requests that the Company prepare a report detailing the legal expenses of the Company, the Company should be permitted to exclude the Brim Proposal from its Proxy Statement.

In the event that the Staff concurs with the Company's position with respect to excluding the Brim Proposal on the basis of Rule 14a-8(i)(7), the Company would not provide stockholders with access to the Brim Report as described in this letter and our letter dated March 19, 2002 to the Division, and would not include any statement relating to the Brim Proposal or the Brim Report in its Proxy Statement.

By copy of this letter, the Company is also concurrently notifying Mr. Ferré Roig of the Company's desire to omit the Brim Proposal from the Proxy Statement.

We reserve the right to withdraw this letter at any time before the Commission takes any formal action with respect to the relief requested herein.

Please contact me with any questions you have regarding this matter.

Very truly yours,

Geoffrey T. Williams, Jr.

Enclosures

cc: Herman Ferré Roig
Brim Incorporado
Miguel Nazario

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Puerto Rican Cement Company, Inc.
Incoming letter dated March 19, 2002

The Roig proposal seeks the authorization of the proponent or his representatives to examine the corporate books and all supporting documents and invoices for legal expenses incurred since 1998 by Puerto Rican Cement. The Brim Proposal requests a report on legal expenses incurred by Puerto Rican Cement from 1998 to 2002.

There appears to be some basis for your view that Puerto Rican Cement may exclude the Roig proposal under rule 14a-8(i)(10) as moot. The staff notes Puerto Rican Cement's representation that it provided the proponent's representatives with access to the information requested by the proposal. Under the circumstances, the staff will not recommend enforcement action to the Commission if Puerto Rican Cement omits the Roig proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that Puerto Rican Cement may exclude the Brim proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., preparing a report on legal expenses). Accordingly, we will not recommend enforcement action to the Commission if Puerto Rican Cement omits the Brim proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Puerto Rican Cement relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor